UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

You On Demand Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0001180421

(CUSIP Number)

Xuesong Song

Chairman and Chief Executive Officer

C Media Limited

CN11 Legend Town

No.1 Balizhuangdongli, Chaoyang District,

Beijing, China 10002

Copy to:

William N. Haddad

Reed Smith LLP

599 Lexington Ave.

New York, New York 10022

(212) 549-0379

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons C Media Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,571,428 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 2,285,714 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,428 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3% **

14.	Type of Reporting Person (See Instructions) CO

* The number of shares beneficially owned by the reporting person excludes shares available upon conversion of the Note (as hereafter defined). See Items 5 and 6 for more information.

**The calculation is based on 15,793,314 shares of common stock of the Issuer outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013. The Issuer has additional classes of preferred stock outstanding with voting rights and, therefore, this percentage does not represent the percentage voting rights of the filer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements Items 3, 4, 5, 6 and 7 of that certain Schedule 13D filed with the Securities and Exchange Commission on July 19, 2013 (the “Schedule 13D”), which relates to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following sentence at the end of the section:

“The source of funds for the $2,000,000 Note (as hereinafter defined) consisted of working capital of C Media.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following sentence after the second sentence of Item 4:

C Media invested in the Note as a strategic investment in the Issuer and to provide further time to consummate the Series E Financing (described below).

Item 5.	Interest in Securities of the Issuer.

 Item 5 of the Schedule 13D is hereby replaced in its entirety with the following:

a)-(b) The aggregate percentage of Common Stock reported as beneficially owned by C Media assumes conversion of the 2,285,714 shares of Series D Preferred Stock on a one-for-one basis, includes 2,285,714 shares of Common Stock owned by Shane McMahon and subject to the Voting Agreement (as discussed below), and is based on the number of outstanding shares of Common Stock, 15,793,314, as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013. C Media has sole voting power of 4,571,428 shares, as described above, and sole dispositive power of the 2,285,714 shares that would be issued upon conversion of the Series D Preferred Stock.

Numbers 7 through 11 above do not include shares of Common Stock that could be received in the future upon conversion of the underlying securities of the Note (as described below).

In addition, numbers 7 through 11 above do not include shares of Common Stock subject to certain voting agreements, whereby individual holders have agreed to vote all voting securities of the Issuer during the term of such agreement, (i) in favor of the issuance and sale of the Series D Preferred Stock pursuant to the Series D Purchase Agreement, (ii) in favor of the issuance and sale of the Series E Preferred Stock as contemplated in the Series E Purchase Agreement, including in each case any votes required under NASDAQ rules, Nevada Revised Statutes, or the Issuer’s Articles of Incorporation or Amended and Restated Bylaws, as amended, (iii) against any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under either the Series D Purchase Agreement or the Series E Purchase Agreement, or of the holder under such voting agreement, and (iv) against any action, proposal, transaction or agreement that could, in any material respect, reasonably be expected to impede, interfere with, delay, adversely affect or inhibit the timely consummation of the issuance and sale of the Series D Preferred Stock or Series E Preferred Stock or the fulfillment of the Issuer’s or C Media’s obligations under the Series D Purchase Agreement or Series E Purchase Agreement, or change in any manner the voting rights of any class of shares of the Issuer.

(c) None.

(d) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the beginning of the Item 6:

Convertible Note

On November 4, 2013, the Issuer issued a convertible note to C Media in $2,000,000 principal amount (the “Note”) in consideration for a $2,000,000 contribution to the Issuer by C Media. The Note has an annual interest rate of 4% and matures on January 5, 2015 unless earlier converted or repaid in full. Upon the closing of the Series E Financing (as discussed below) in which C Media invests funds in the Issuer in exchange for shares of the Series E Preferred Stock, the principal amount and all unpaid interest of the Note shall automatically be converted into shares of the Series E Preferred Stock at a conversion price equal to the per share purchase price paid for shares of the Series E Preferred Stock by C Media in the Series E Financing. If the Series E Financing is not consummated in the time periods described below, the principal amount and all accrued and unpaid interest on the Note may, at C Media’s option, be converted into shares of the Issuer’s Series D 4% Convertible Preferred Stock at a conversion price of $1.75 per share.

Numbers 7 through 11 of this Schedule 13D do not include the shares of Common Stock into which the underlying securities of the Note (whether shares of Series E Preferred Stock or Series D Preferred Stock) because such underlying securities are subject to contingencies, not yet authorized capital stock of the Issuer, and may not be exercisable within the 60 day period set forth in Rule 13d-3(d).

The Note contains standard events of default, including nonpayment of principal or interest, or insolvency, winding up and other market standard analogous events. The foregoing description of the Note is qualified in its entirety by reference to the actual Note, which is filed as Exhibit 8 hereto and incorporated herein by reference.

Item 6 of the Schedule 13D is hereby amended by inserting the following after the first paragraph under the heading “Purchase Agreement”.

On November 4, 2013, in connection with the issuance of the Note, the Issuer and C Media entered into Amendment No. 1 to the Purchase Agreement (the “Series D Amendment”). Pursuant to the Series D Amendment, the parties agreed to extend the date by which they would act in good faith and with fair dealing to finalize the Series E Financing from October 31, 2013 to the 30th day following the issuance of the Note; provided that, if all of the conditions to the Series E Financing contained in the Series E Purchase Agreement (defined below) have been satisfied by such date except the condition set forth in Section 6.1(i)(ii) of the Series E Purchase Agreement, then, at C Media’s option, the date may be extended to January 31, 2014 (the “Optional Extension Date”). In addition, the Series D Amendment extended the date by which the Issuer would file a registration statement covering the Series D Preferred Stock from November 1, 2013 to 3 business days following the 30th day after issuance of the Note or the Optional Extension Date, as applicable.

Also in connection with the Series D Amendment, C Media executed a waiver and consent with the Issuer (the “Waiver and Consent”) agreeing, among other things, that it will not redeem its shares of Series D Preferred Stock until the 30th day following the issuance of the Bridge Note or the Optional Extension Date, as applicable.

The foregoing description of the Series D Amendment and the Waiver and Consent is qualified in its entirety by reference to the actual Series D Amendment and the Waiver and Consent, copies of which are filed as Exhibits 9 and 10 hereto, respectively, and incorporated herein by reference.

Item 6 of the Schedule 13D is hereby amended by inserting the following after the last paragraph under the heading “Right of First Refusal and Co-Sale Agreement”:

The issuance of the Note gives rise to certain preemptive rights of Mr. McMahon and related notice requirements under the terms of the ROFR Co-Sale Agreement. As inducement for C Media to make the loan in connection with the issuance of the Note, Mr. McMahon waived his right to prior notice of any issuance of equity securities of the Issuer to C Media, as well as his right to purchase equity securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following after the last paragraph under the heading “Voting Agreement”:

In connection with the issuance of the Note, Mr. McMahon entered into a waiver and consent with C Media and agreed (i) to vote in favor of an increase in the number of shares of Series D Preferred Stock authorized by the Issuer such that, at all times as the Bridge Note remains outstanding, the Issuer shall have available at least the total number of shares of Series D Preferred Stock as may become issuable upon conversion by C Media of the Note, (ii) to waive the October 31, 2013 termination of the proxy in favor of C Media contained in the voting agreement, and to extend such proxy until either 30 days following the issuance of the Note or the Optional Extension date, as applicable, and (iii) Mr. McMahon and C Media agreed to extend the termination of the Voting Agreement to the date that is 30 days following the issuance of the Note or the Optional Extension date, as applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following at the end thereof:

Exhibit No.	Description of Exhibit
8	Convertible Promissory Note, dated November 4, 2013, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2013.

9	Amendment No. 1 to Series D Preferred Stock Purchase Agreement, dated November 4, 2013, between the Issuer and C Media, incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2013.

10	Waiver and Consent, dated November 4, 2013, by C Media, incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2013.

11	Waiver, dated November 4, 2013, between Shane McMahon and the Issuer, incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2013
Date

C Media Limited
/s/ Xuesong Song
Signature
Xuesong Song, Chairman and CEO
Name/Title